

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Sune Mathiesen
Chief Executive Officer
LiqTech International, Inc.
Industriparken 22C
DK2750 Ballerup, Denmark

> **Re:  LiqTech International, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 9, 2022**
> **File No. 333-262604**

Dear Mr. Mathiesen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Clayton Parker